Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Chairman’s address – 2012 AGM

Brisbane, Australia, 29th November 2012.  Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) today releases the address to be delivered at the 2012 AGM by Chairman, Mr. Stuart James.

Chairman’s Address

Dear Shareholders and Guests,

On behalf of the Progen Board and myself, I would like to thank you for your continued support. I would also like to welcome all of our staff members who are in attendance today.

Progen is now operating using a virtual business model typical in biotechnology, following Board and Senior Management changes in 2011 and 2012. We now outsource activities such as our preclinical and regulatory functions to maximise the Company’s resources to continue to develop our oncology drug pipeline.

We continue to develop PG545, an anti-tumour and anti-metastatic small molecule heparan sulphate mimetic for use in oncology.

Medigen Biotechnology Corporation our PI-88 licensee is making significant progress with its Phase 3 PATRON clinical trial which is designed to confirm the safety and efficacy of PI-88 in the adjuvant treatment of hepatocellular carcinoma after surgical resection.

PharmaSynth is positioning itself for long-term growth and has undertaken a number of initiatives in the last 12 months including significant rebranding with a new logo, website and related promotional materials. They have become a registered Research Service Provider for the Federal Government’s Research and Development (R&D) Tax Incentive Scheme which will help its clients use tax offsets to leverage funding for their process development and clinical testing programmes. The R&D Tax Incentive should induce Australian biotech companies to explore Australian manufacturing options. PharmaSynth takes pride in providing a quality manufacturing service to an international standard and significantly no major nonconformities were identified during its routine audit of its manufacturing facility and quality management system by the Australian Therapeutic Goods Administration (TGA) held in September 2012.

Active capital management has been a strong theme for the business over the past few years and this continued in 2012. Progen reduced its net loss by 43.6% to $3.440 million. This is a significant decrease over the $6.098 million loss in the previous year. The Company’s revenues were $2.835 million, a 21.5% decrease from the previous financial year, primarily due to the delivery of fewer manufacturing contracts by PharmaSynth, a reflection of the continuing fluctuating economic market conditions affecting contract service providers in the biotechnology industry. We ended the financial year with a cash balance of $5.02 million.

In 2011, Epi Pharmaceuticals Inc, was established to hold Progen’s divested epigenetic and cell proliferation assets following the Board’s decision to focus on dual mechanism anti-angiogenesis compounds. Following an unsuccessful two-year search to provide ongoing funding to support and develop these epigenetic and cell proliferation assets, the Directors and Shareholders of Epi Pharmaceuticals have resolved to dissolve the Company. A Certificate of Dissolution was filed with the Delaware Division of Corporations on 30 October

2012. As a result of this decision, Progen is unlikely to recover a loan of $280,000 made to Epi Pharmaceuticals pursuant to a convertible promissory note.

Your directors would like to thank management, staff and our consultants for their work in consolidating and advancing the performance of the Company over the past year. I would also wish to thank my fellow Board members for their continued support and contributions to the operation of the Board.

It remains for me to thank you again for your attendance today, and for your continued support and confidence in the future of Progen. It is our vision to better the lives of cancer patients by providing improved oncology solutions, whilst creating long-term shareholder value through the discovery and development of novel cancer therapeutics.

Stuart James
Chairman
29 November 2012

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:
Blair Lucas
Company Secretary
+61 7 3273 9133
+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.